EXHIBIT 12 (b)

                              METRIS COMPANIES INC.
   COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                             (DOLLARS IN THOUSANDS)



                                                                      Year Ended December 31,
                                                        1998       1997       1996        1995      1994
Earnings before income taxes: (1) ................   $ 93,248   $ 61,883   $ 32,546   $  7,449   $  3,503

Preferred dividend requirement ...................   $  1,100
Ratio of earnings before tax expense to net income       1.63
                                                     --------   --------   --------   --------   --------

Preferred dividends (2) ..........................   $  1,789

Fixed Charges: (1)
     Interest on indebtedness, and
       amortization of debt expense ..............     30,513     11,951      4,106      1,217
     Interest factor of rental expense ...........      2,134      1,313        378         50         26
                                                     --------   --------   --------   --------   --------
                                                       32,647     13,264      4,484      1,267         26

     Total fixed charges and preferred dividends .     34,436     13,264      4,484      1,267         26
                                                     --------   --------   --------   --------   --------
Total available earnings .........................   $125,895   $ 75,147   $ 37,030   $  8,716   $  3,529
                                                     ========   ========   ========   ========   ========

Ratio of earnings to fixed charges ...............       3.66       5.67       8.26       6.88     134.16

(1) As defined in Item 503(d) of Regulation S-K.

(2) The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.